VIA EDGAR
August 23, 2016

Shannon Sobotka, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    Ramco-Gershenson Properties Trust
Form 10-K for the fiscal year ended December 31, 2015
Filed February 29, 2016
File No. 1-10093

Dear Ms. Sobotka:

We are writing in response to the letter of the Division of Corporation Finance, dated August 9, 2016, addressed to Ramco-Gershenson Properties Trust, a Maryland real estate investment trust (the “Company”), in connection with the above-referenced filing. For convenience we have incorporated each of the comments included in your letter in italicized text followed by our response.

Form 10-K for the fiscal year ended December 31, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Funds From Operations, page 36

1.
We note your response dated September 15, 2015 indicating that you would exclude the adjustment for preferred share dividends when calculating FFO and Operating FFO as you indicated the dilutive attribute of the preferred shares is only relevant for calculating FFO per diluted share and Operating FFO per diluted share. However, such adjustment has been included in your calculation of FFO for the fiscal year ended December 31, 2015. Please advise.

Response:
In our response dated September 15, 2015 we indicated we would exclude the adjustment for preferred share dividends in the calculation of NAREIT FFO and acknowledged any adjustment for preferred share dividends would only be appropriate in calculating diluted NAREIT FFO and diluted Operating FFO. The table submitted in the response appropriately excluded preferred share dividends from NAREIT FFO and, while not presented as a separate line item in the table, did include preferred share dividends in the calculation of NAREIT FFO per diluted share and Operating FFO per diluted share in the information contained in footnote 7. We incorporated this presentation into our September 30, 2015 Form 10-Q filed on October 30, 2015. Subsequent to filing the September 30, 2015 10-Q, we realized the FFO table only included sections for NAREIT FFO and Operating FFO, and excluded a section for diluted NAREIT FFO. As noted in our September 15, 2015 response, the preferred share dividends and preferred shares may be relevant for calculating NAREIT FFO per diluted share and Operating FFO per diluted share. As a result, we further enhanced the table included in our Form 10-K for 2015 to include a section titled FFO available to common shareholders (which is the diluted NAREIT FFO equivalent). By including FFO available to common shareholders and Operating FFO available to common shareholders (which is the diluted Operating FFO equivalent) we believe we now adequately include the sections to properly disclose preferred shares dividends on a dilutive basis only.
The FFO table below outlines the dilutive effect of the preferred shares with respect to FFO available to common shareholders and Operating FFO available to common shareholders.

	Years Ended December 31,
	2015	2014	2013
	(In thousands, except per share data)
Net income (loss) available to common shareholders	$57,771	$(9,614)	$3,747
Adjustments:
Rental property depreciation and amortization expense	89,289	80,826	56,316
Pro-rata share of real estate depreciation from unconsolidated joint ventures	1,782	4,719	3,689
Gain on sale of depreciable real estate	(13,529)	(10,022)	(2,120)
(Gain) loss on sale of joint venture depreciable real estate (1)	(16,489)	—	6,454
Provision for impairment on income-producing properties	—	4,580	9,342
Gain on remeasurement of unconsolidated joint ventures (2)	(7,892)	(117)	(5,282)
Noncontrolling interest in Operating Partnership (3)	1,786	(48)	465
FFO	$112,718	$70,324	$72,611
Preferred share dividends (assuming conversion) (4)	6,838	—	7,250
FFO available to common shareholders	119,556	70,324	79,861

Provision for impairment for land available for development or sale	2,521	23,285	327
(Gain) loss on extinguishment of debt	(1,414)	860	340
Gain on extinguishment of joint venture debt, net of RPT expenses (1)	—	(106)	—
Acquisition costs	644	1,890	1,322
Preferred share dividends (assuming conversion) and conversion costs (5)	500	7,250	—
Operating FFO available to common shareholders	$121,807	$103,503	$81,850

Weighted average common shares	78,848	72,118	59,336
Shares issuable upon conversion of Operating Partnership Units (3)	2,187	2,250	2,257
Dilutive effect of restricted stock	187	217	392
	81,222	74,585	61,985
Shares issuable upon conversion of preferred shares (4) (5)	6,692	7,019	6,940
Weighted average equivalent shares outstanding, diluted	87,914	81,604	68,925

Diluted earnings per share (6)	$0.73	$(0.14)	$0.06
FFO per share adjustments to net income available to common shareholders including preferred share dividends	0.63	1.08	1.10
FFO per share, diluted (7)	$1.36	$0.94	$1.16
Per share adjustments to FFO	0.03	0.33	0.03
Operating FFO per share, diluted	$1.39	$1.27	$1.19

(1)	Amount included in earnings (loss) from unconsolidated joint ventures.

(2)
During the third quarter 2015, we purchased our partner's interest in six properties owned by Ramco 450 Venture LLC and one property owned by Ramco/Lion Venture L.P. The total gain of $7.9 million represents the difference between the carrying value and the fair value of our previously held equity investment in the properties.

(3)	The total noncontrolling interest reflects OP units convertible 1:1 into common shares.

(4)
Series D convertible preferred shares were dilutive for FFO for the years ended December 31, 2015 and 2013 and were anti-dilutive for the comparable period in 2014. In 2015, our Series D convertible preferred shares paid annual dividends of $6.7 million and are currently convertible into approximately 6.7 million shares of common stock. They are dilutive only when earnings or FFO exceed approximately $1.04 per diluted share per year The conversion ratio is subject to adjustment based upon a number of factors, and such adjustment could affect the dilutive impact of the Series D convertible preferred shares on FFO and earnings per share in future periods.

(5)	Series D convertible preferred shares were dilutive for Operating FFO for year ended December 31, 2014.

(6)	The denominator to calculate diluted earnings per share excludes shares issuable upon conversion of Operating Partnership Units and preferred shares for all periods reported.

(7)	The year ended December 31, 2015 includes $0.04 per share primarily attributable to gain on sale of land at Gaines Marketplace.

Form 10-Q for interim period ended June 30, 2016
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Same Property Operating Income, page 28
2.     We note your disclosures surrounding same property NOI. Please address the following:

a.	Tell us and disclose in future periodic filings the specific properties you have designated as other than Same Property;

b.	Disclose the number of properties in each property designation for the comparable period(s);

c.
Provide further detail of the criteria used in determining when your properties are designated as Same property. Specifically, we note that your designated 4/5 properties as Redevelopment for the three/six months ended June 30, 2016; however within your Quarterly Financial and Operating Supplement as of such date, you list 10 properties as Redevelopment/ Expansion/ Re-Anchoring Projects, with 5 additional properties listed as Recently completed projects with stabilizations in the final three interim periods of 2015.

Response:

a.
The specific properties designated as other than same property include seven properties identified as Acquisitions that occurred in the third quarter of 2015. These properties are Crofton Centre, Market Plaza, Olentangy Plaza, Peachtree Hill, Rolling Meadows, The Shoppes on Lane Avenue, and Millennium Park. The one Non-Retail property is our Towne Center at Aquia office building. Lastly, the Redevelopment properties for the three months ended June 30, 2016 include Deerfield Towne Center, Hunter’s Square, West Oaks and Merchant’s Square and these same four properties plus Promenade at Pleasant Hill represent the five redevelopment properties for the six months ended June 30, 2016.

In future filings we will enhance our disclosure to reference these items where noted elsewhere in Form 10-Q and 10-K, or include language to identify the specific properties not included as same property.

b.	In future filings, our presentation of the same property table will present current and comparable period(s) as follows:

		Three Months Ended June 30,		Six Months Ended June 30,
	Property Designation	2016	2015	2016	2015
	Same property	55	55	54	54
	Acquisitions(1)	7	7	7	7
	Non-retail property(2)	1	1	1	1
	Redevelopment(3)	4	4	5	5
	Total	67	67	67	67

(1)	Includes the following properties not owned in both comparable periods: Crofton Centre, Market Plaza, Olentangy Plaza, Peachtree Hill, Rolling Meadows, The Shoppes on Lane Avenue, and Millennium Park.
(2)	Towne Center at Aquia office building.
(3)
Includes the following properties: Deerfield Towne Center, Hunter's Square, West Oaks and Merchant's Square. These same four properties plus Promenade at Pleasant Hill are included in the six months ended June 30, 2016 and 2015.

The number of properties in each property designation for the comparable period(s) is the same as for the current period(s).

c.
The criterion used in determining when a property is designated as same property is: a retail property owned and operated for the entirety of both periods being compared for which no significant redevelopment occurred during either of the periods being compared. A property is designated as redevelopment when projected costs exceed $1.0 million, and the construction impacts approximately 20% or more of the income producing property's gross leasable area ("GLA") or the location and nature of the construction significantly impacts or disrupts the daily operations of the property. Redevelopment properties are included in the same property pool one year from rent commencement. During the three months ended June 30, 2016, Promenade at Pleasant Hill, a redevelopment project completed during the first quarter of

2015, was included in the three months current and prior year reporting periods. The property was excluded from the six months periods, as it was not comparable in the first quarter.

The following information outlines the criteria or rationale used for the properties specifically included in the June 2016 Quarterly Financial and Operating Supplement and Promenade at Pleasant Hill:

	Projects from page 14 of the June 2016 Operating Supplement & Promenade at Pleasant Hill	Entire property excluded as redevelopment	Portion of GLA excluded as redevelopment	In same property	Criteria/Rationale for Conclusion Reached
Redevelopment/Expansion/Re-Anchoring
1	Deerfield Town Center - Mason, OH	x			Projected costs > $1.0 million, and approximately 20% or more of GLA impacted or significant disruption to property operations
2	Front Range Village - Fort Collins, CO		x		Adding new GLA, balance of center is stable
3	Hunter's Square - Farmington Hills, MI	x			Projected costs > $1.0 million, and approximately 20% or more of GLA impacted or significant disruption to property operations
4	Mission Bay - Boca Raton, FL		x		Re-tenanting vacant anchor space within existing footprint, expanding LA Fitness primarily within existing GLA
5	Shoppes of Lakeland - Lakeland, FL		x		Re-tenanting outparcel building, balance of center is stable
6	Spring Meadows - Toledo, OH (DSW & Pier 1)			x	Primarily re-tenanting of existing GLA (5K SF new GLA out of 25K)
	Spring Meadows - Toledo, OH (vacant anchor space)		x		Acquired vacant anchor building, treated similar to an acquisition
7	The Shoppes at Fox River II - Waukesha, WI		x		Adding new GLA, balance of center is stable
8	The Shops on Lane Avenue - Upper Arlington, OH		x		Adding new GLA, balance of center is stable
9	Town & Country Crossing - Town & Country, MO		x		Primarily new GLA (36K SF new GLA out of 51K). Balance of center is stable.
10	West Oaks - Novi, MI	x			Projected costs > $1.0 million, and approximately 20% or more of GLA impacted or significant disruption to property operations

Recently Completed Projects
1	Parkway Shops - Jacksonville, FL		x		Adding new GLA, balance of center is stable
2	Harvest Junction North - Longmont, CO		x		Adding new GLA, balance of center is stable
3	Deer Grove Center - Palatine, IL			x	Primarily re-tenanting of existing GLA (2K SF new GLA out of 25K)
4	Winchester Center - Rochester Hills, MI			x	Primarily re-tenanting of existing GLA (5K SF new GLA out of 30K)
5	Merchants' Square - Carmel, IN	x			Redevelopment complete, however 1 year has not elapsed since rent commencement

Completed Project not in Supplement
1	Promenade at Pleasant Hill - Diluth, GA	x			Redevelopment complete, however 1 year has not elapsed since rent commencement

In connection with the responses above, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions with regard to this letter or require additional information, please contact me at (248) 592-6400, or at gbedrosian@rgpt.com.

Sincerely,

/s/ Geoffrey Bedrosian
Geoffrey Bedrosian
Executive Vice President, Chief Financial Officer and Secretary

4